Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2010, December 31, 2010 and September 30, 2011	3
Unaudited Condensed Consolidated Income Statements for the Three and Nine months ended September 30, 2010 and September 30, 2011	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Nine months ended September 30, 2010 and September 30, 2011	5
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2010, December 31, 2010 and September 30, 2011

	Note	September 30, 2010	December 31, 2010	September 30, 2011
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$285,763	$404,450	$274,337
Restricted cash		233,954	222,464	210,631
Trade receivables, net of provisions		60,001	49,055	13,353
Flight equipment held for operating leases, net	5	7,974,109	8,061,260	7,936,045
Net investment in direct finance leases		28,170	30,069	26,193
Notes receivable, net of provisions	6	7,939	15,497	7,073
Prepayments on flight equipment		197,616	199,417	81,524
Investments		30,774	72,985	81,686
Goodwill		6,776	6,776	—
Intangibles		64,568	58,637	34,232
Inventory		119,097	121,085	16,470
Derivative assets		23,981	55,211	24,165
Deferred income taxes		102,117	94,560	101,235
Other assets	7	203,715	209,141	184,597
Disposal group assets (AeroTurbine)		—	—	561,843
Total Assets		$9,338,580	$9,600,607	$9,553,384
Liabilities and Equity
Accounts payable		$17,516	$16,045	$5,931
Accrued expenses and other liabilities	8	98,149	121,389	73,027
Accrued maintenance liability		400,461	420,824	427,989
Lessee deposit liability		138,316	130,031	100,783
Debt	9	6,562,293	6,566,163	6,200,711
Accrual for onerous contracts		10,917	12,928	6,209
Deferred revenue		66,106	60,061	48,440
Derivative liabilities		64,302	55,769	36,459
Disposal group liabilities (AeroTurbine)		—	—	408,917
Total Liabilities		7,358,060	7,383,210	7,308,466
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)		1,163	1,570	1,570
Additional paid-in capital		968,724	1,333,025	1,338,736
Treasury stock (5,791,504 ordinary shares)		—	—	(60,632)
Accumulated other comprehensive income (loss)		(470)	5,005	(8,351)
Accumulated retained earnings		799,309	871,750	967,586
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,768,726	2,211,350	2,238,909
Non-controlling interest	10	211,794	6,047	6,009
Total Equity	10	1,980,520	2,217,397	2,244,918
Total Liabilities and Equity		$9,338,580	$9,600,607	$9,553,384

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine months Ended September 30, 2010 and 2011

	Note	Three months ended September 30,		Nine months ended September 30,
		2010	2011	2010	2011
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$239,389	$265,562	$647,824	$787,339
Sales revenue		167,862	65,538	591,925	100,865
Management fee revenue		3,247	4,637	8,918	14,874
Interest revenue		668	668	3,377	1,849
Other revenue		946	1,438	3,827	4,249
Total Revenues		412,112	337,843	1,255,871	909,176
Expenses
Depreciation		83,548	90,135	220,991	271,378
Asset impairment		2,761	3,834	5,482	11,583
Cost of goods sold		160,142	61,562	555,524	91,706
Interest on debt		73,606	88,074	197,375	229,691
Operating lease in costs		3,057	3,017	9,271	9,057
Leasing expenses		14,405	13,478	32,666	43,258
Provision for doubtful notes and accounts receivable		—	—	—	2,311
Selling, general and administrative expenses	11,12	11,784	32,018	57,198	98,265
Total Expenses		349,303	292,118	1,078,507	757,249
Income from continuing operations before income taxes		62,809	45,725	177,364	151,927
Provision for income taxes		(5,263)	(2,532)	(15,877)	(10,086)
Net income of investments accounted for under the equity method		1,067	3,340	2,313	8,511
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax		824	(53,481)	(2,774)	(54,063)
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses		—	—	274	—
Net Income		$59,437	$(6,948)	$161,300	$96,289
Net (income) loss attributable to non-controlling interest		(7,559)	(147)	(26,168)	(453)
Net Income attributable to AerCap Holdings N.V.		$51,878	$(7,095)	$135,132	$95,836
Basic and diluted earnings per share	13	$0.43	$(0.05)	$1.25	$0.64
Weighted average shares outstanding, basic and diluted		119,386,445	147,430,663	107,936,616	148,618,178

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Nine months Ended September 30, 2010 and 2011

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	(US dollars in thousands)

Net income	$59,437	$(6,948)	$161,300	$96,289
Adjustments to reconcile net income to net cash provided by operating activities:
Amalgamation gain (1)	—	—	(31,023)	—
Depreciation	89,945	97,846	239,919	295,023
Asset impairment	2,761	7,752	5,482	20,485
Amortization of debt issuance costs	7,347	8,417	19,677	25,965
Amortization of intangibles	5,930	4,109	16,092	13,937
Provision for doubtful notes and accounts receivable	563	(215)	920	3,819
Capitalized interest on pre-delivery payments	(155)	(322)	(468)	(374)
Gain on disposal of assets	(6,798)	(3,976)	(36,050)	(12,814)
Loss on discontinued operations (AeroTurbine)	—	53,481	—	54,063
Mark-to-market of derivatives	(5,931)	33,589	35,905	28,524
Deferred taxes	6,007	2,469	12,242	12,574
Share-based compensation	99	465	1,656	4,767
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(9,459)	1,086	(3,308)	(14,573)
Inventories	2,885	(20,496)	11,761	(20,617)
Other assets and derivative assets	2,120	(7,466)	(5,516)	(40,887)
Other liabilities and derivative liabilities	(1,346)	30,817	13,228	(20,514)
Deferred revenue	9,057	1,769	21,054	(8,843)
Net cash provided by operating activities	162,462	202,377	462,871	436,824
Purchase of flight equipment	(467,600)	(184,823)	(1,788,962)	(683,209)
Proceeds from sale/disposal of assets	167,862	56,477	593,625	115,828
Prepayments on flight equipment	(25,979)	(17,292)	(110,759)	(33,283)
Purchase of subsidiaries, net of cash acquired (*)	—	—	103,691	—
Purchase of investments	—	—	(7,500)	(2,500)
Purchase of intangibles	—	—	(9,006)	—
Movement in restricted cash	12,508	(19,695)	(61,752)	10,863
Net cash used in investing activities	(313,209)	(165,333)	(1,280,663)	(592,301)
Issuance of debt	496,126	348,746	2,112,408	1,482,989
Repayment of debt	(327,805)	(360,652)	(1,213,445)	(1,347,805)
Debt issuance costs paid	(12,809)	(5,440)	(48,093)	(30,052)
Maintenance payments received	26,078	22,550	66,485	75,252
Maintenance payments returned	(5,843)	(10,243)	(28,567)	(43,979)
Security deposits received	7,971	1,351	24,892	14,035
Security deposits returned	(8,187)	(7,289)	(25,315)	(33,239)
Repurchase of shares	—	(59,183)	—	(60,632)
Capital contributions from non-controlling interests	—	—	32,375	—
Net cash provided by (used in) financing activities	175,531	(70,160)	920,740	56,569
Net increase (decrease) in cash and cash equivalents	24,784	(33,116)	102,948	(98,908)
Effect of exchange rate changes	723	901	198	6,304
Less cash and cash equivalents of discontinued operations at end of period	—	(37,509)	—	(37,509)
Cash and cash equivalents at beginning of period	260,256	344,061	182,617	404,450
Cash and cash equivalents at end of period	$285,763	$274,337	$285,763	$274,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

For the Three and Nine months Ended September 30, 2010 and 2011

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	(US dollars in thousands)

Supplemental cash flow information:
Interest paid	54,321	51,048	128,447	162,905
Taxes paid (received)	(86)	8	1,406	1,304

* Purchase of subsidiaries, net of cash acquired:
Consideration paid (34.4 million shares issued at a share price of $10.83)	$—	$—	$372,327	$—
Fair value of net assets acquired	—	—	(403,350)	—
Amalgamation gain	—	—	31,023	—
Cash acquired	—	—	103,691	—
Purchase of subsidiaries, net of cash acquired	$—	$—	$103,691	$—

Certain reclassifications have been made to prior years consolidated statements of cash flows to reflect the current year presentation.

(1)           The Amalgamation gain, net of transaction expenses, of $274 as presented in the consolidated income statement, consists of the Amalgamation gain of $31,023, as presented in the consolidated statement of cash flow and transaction expenses of $30,749.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are the world’s leading independent aircraft leasing company and have one of the youngest fleets in the industry with an average age of 5.4 years. We have $9.6 billion of total assets on our balance sheet mainly consisting of 258 aircraft and 8 engines with a focus on fuel-efficient narrowbodies and widebodies. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. On November 27, 2006, we completed an initial public offering on the New York Stock Exchange, of 6,800,000 of our common shares at $23 per share generating net proceeds of $143,017 which we used to repay debt. On August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares at $25.90 per share. On March 25, 2010, the all-share acquisition of Genesis was completed (“the Genesis Transaction”) and increased our outstanding ordinary shares by 34,348,858. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”). As part of this transaction our outstanding ordinary shares increased by 29,846,611. As of December 31, 2010, we had 149,232,426 shares issued and outstanding. On August 5, 2011 and September 19, 2011, we announced that AerCap’s Board of Directors approved a share repurchase program. The repurchase program would run through December 30, 2011 and would allow total repurchases of up to $100 million in 2011. In the third quarter through September 30, 2011 we acquired 5,791,504 ordinary shares, which are reflected as treasury stock in the Unaudited Condensed Consolidated Balance Sheets, for a consideration of $60.6 million. On November 2, 2011 we completed the share repurchase program for 2011. In total we acquired 9,402,663 ordinary shares for a consideration of $100.0 million with an average share price of $10.64. Our outstanding ordinary share capital as per November 2, 2011 is 149,232,426 ordinary shares of which 9,402,663 ordinary shares are held as treasury stock by the company.

Variable interest entities

There have been no material changes to our variable interest entities from those disclosed in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, our first quarter Interim Financial Report on Form 6-K filed with the SEC on May 31, 2011 and our second quarter Interim Financial Report on Form 6-K filed with the SEC on August 31, 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General (continued)

AeroTurbine Transaction

On August 2, 2011, we entered into an agreement with International Lease Finance Corporation (ILFC) for the sale of our wholly-owned subsidiary AeroTurbine, Inc. The closing of the AeroTurbine transaction was completed on October 7, 2011. The purchase price for all of the outstanding shares of AeroTurbine was $228 million. As a result of the sale we incurred $22.5 million of one-time transaction expenses, $10.0 million deferred tax asset write-off, and a $21.0 million book loss. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. As a result of the agreement with ILFC and in line with ASC 205-20, for all periods presented, we have reclassified the results of AeroTurbine into discontinued operations in the Unaudited Condensed Consolidated Statement of Operations, and the assets and liabilities associated with AeroTurbine have been segregated within the Unaudited Condensed Consolidated Balance Sheet. The Unaudited Condensed Consolidated Income Statements for previous periods can be summarized as follows:

	Year ended December 31,				Quarter ended
	2007	2008	2009	2010(1)	March 31, 2011	June 30, 2011
	(In thousands, except share and per share amounts)
Revenues
Lease revenue	$495,340	$541,455	$581,134	$902,320	$257,242	$264,535
Sales revenue	423,600	471,482	153,349	662,445	25,943	9,384
Management fee revenue	14,343	11,749	12,964	12,975	5,148	5,089
Interest revenue	28,595	18,018	9,459	3,913	580	601
Other revenue	20,079	4,113	3,692	3,866	2,456	355
Total revenues	981,957	1,046,817	760,598	1,585,519	291,369	279,964
Expenses
Depreciation	129,294	154,130	194,161	307,706	90,425	90,818
Asset impairment	—	5,282	18,833	10,905	7,749	—
Cost of goods sold	320,145	394,375	113,106	626,241	27,258	2,886
Interest on debt	227,765	208,914	86,193	233,985	58,701	82,916
Other expenses	33,941	59,843	68,067	67,829	14,108	24,023
Selling, general and administrative expenses	79,598	85,630	76,628	80,627	16,834	49,413
Total expenses	790,743	908,174	556,988	1,327,293	215,075	250,056
Income from continuing operations before income taxes	191,214	138,643	203,610	258,226	76,294	29,908
Provision for income taxes	(17,080)	833	(953)	(22,194)	(5,773)	(1,781)
Net income of investments accounted for under the equity method	—	—	983	3,713	2,654	2,517
Income (loss) from discontinued operations (Aeroturbine, including loss on disposal), net of tax	13,164	1,447	2,731	(3,199)	(646)	64
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses	—	—	—	274	—	—
Net income	$187,298	$140,923	$206,371	$236,820	$72,529	$30,708
Net loss (income) attributable to non-controlling interest, net of tax	1,155	10,883	(41,205)	(29,247)	(440)	134
Net income attributable to AerCap Holdings N.V.	$188,453	$151,806	$165,166	$207,573	$72,089	$30,842
Earnings per share, basic and diluted	$2.22	$1.79	$1.94	$1.81	$0.48	$0.21
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957	85,036,957	114,952,639	149,232,426	149,221,776

(1)                                  Includes the results of Genesis for the period from March 25, 2010 (date of acquisition) to December 31, 2010.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1.              General (continued)

The carrying amounts of major classes of assets and liabilities included as part of disposal assets (AeroTurbine) and disposal liabilities (AeroTurbine) are:

Fair value
Disposal group assets (AeroTurbine)
Flight equipment held for operating leases, net	$309,154
Inventory	140,586
Trade receivables, net of provisions	44,369
Cash and cash equivalents	37,509
Other assets	30,225
$561,843
Disposal group liabilities (AeroTurbine)
Debt	$299,164
Accrued expenses and other liabilities	33,014
Accounts payable	28,298
Accrued maintenance liability	12,841
Other liabilities	35,600
$408,917

2.              Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary. Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting. The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

3.              Recent accounting pronouncements (continued)

In the nine months ended September 30, 2011, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the adverse market conditions for older fuel-inefficient aircraft that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the nine months ended September 30, 2011 was to reduce net income by $5.7 million, or $0.04 basic and diluted earnings per share.

ASU 2011-04

In May 2011, the FASB issued ASU 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on our consolidated financial statements.

ASU 2011-05

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. It also requires the presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 will not have a material impact on our consolidated financial statements.

4.              Fair value measurements

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4.              Fair value measurements (continued)

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of September 30, 2011 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	September 30, 2011	Level 1	Level 2	Level 3
Cash and cash equivalents	$274,337	$274,337	$—	$—
Restricted cash	210,631	210,631	—	—
Derivative assets	24,165	—	24,165	—
Derivative liabilities	(36,459)	—	(36,459)	—
	$472,674	$484,968	$(12,294)	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consist largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy. Our derivative assets and liabilities included in Level 2 consist of United States dollar denominated interest rate caps, swaps and floors and foreign currency forward contracts. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates), foreign currency exchange rates in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the book value of assets may not be recoverable. Assets subject to these measurements include aircraft and aircraft engines. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with the Impairment or Disposal of Long-Lived Assets standards and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on Level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the nine months ended September 30, 2011, we recognized impairment of $11,583 on four of our aircraft and two of our engines.

Our financial instruments consist principally of notes receivable, restricted cash, derivative instruments, debt and cash and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements. The book value and fair values of our financial instruments at September 30, 2011 are as follows:

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4.              Fair value measurements (continued)

	September 30, 2011
	Book value	Fair value
Assets
Notes receivable	$7,073	$7,073
Restricted cash	210,631	210,631
Derivative assets	24,165	24,165
Cash and cash equivalents	274,337	274,337
	$516,206	$516,206
Liabilities
Debt	$6,200,711	$5,864,633
Derivative liabilities	36,459	36,459
Guarantees	263	263
	$6,237,433	$5,901,355

5.              Flight equipment held for operating leases, net

At September 30, 2011 we owned 258 aircraft and 8 engines, which we leased under operating leases to 93 lessees in 48 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Nine months ended September 30, 2010	Twelve months ended December 31, 2010	Nine months ended September 30, 2011
Net book value at beginning of period	$5,230,437	$5,230,437	$8,061,260
Fair value of flight equipment acquired through Genesis Transaction	1,337,412	1,337,412	—
Additions	2,265,202	2,531,719	802,675
Depreciation	(236,768)	(329,639)	(270,089)
Impairment	(2,761)	(11,764)	(11,583)
Disposals	(573,304)	(646,841)	(305,271)
Transfers to direct finance leases/flight equipment held for sale	—	(3,550)	—
Transfer to inventory	(46,109)	(46,514)	(11,430)
Transfer to discontinued operations	—	—	(329,517)
Net book value at end of period	$7,974,109	$8,061,260	$7,936,045
Accumulated depreciation/impairment at September 30, 2010, December 31, 2010 and September 30, 2011	$(673,957)	$(856,894)	$(1,008,584)

6.              Notes receivable

Notes receivable consist of the following:

	September 30, 2010	December 31, 2010	September 30, 2011
Secured notes receivable	$5,276	$12,882	$4,620
Notes receivable from lessee restructurings	2,663	2,615	2,453
	$7,939	$15,497	$7,073

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

7.              Other assets

Other assets consist of the following:

	September 30, 2010	December 31, 2010	September 30, 2011
Debt issuance costs	$141,853	$152,001	$148,266
Other tangible fixed assets	10,218	9,634	4,081
Receivables from aircraft manufacturer	22,211	18,281	16,108
Prepaid expenses	5,771	5,539	2,608
Other receivables	23,662	23,686	13,534
	$203,715	$209,141	$184,597

8.              Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	September 30, 2010	December 31, 2010	September 30, 2011
Guarantee liability	$1,546	$1,251	$263
Accrued expenses	50,642	73,691	28,137
Accrued interest	22,422	24,137	25,554
Lease deficiency	23,539	22,310	19,073
	$98,149	$121,389	$73,027

9.              Debt

Debt consists of the following:

	September 30, 2010	December 31, 2010	September 30, 2011 (1)
ECA-guaranteed financings	$1,689,692	$1,577,325	$1,700,071
ALS I debt	850,301	806,574	690,912
ALS II debt	834,221	803,852	723,570
Revolving credit facility	657,873	591,676	532,727
GFL securitization debt	626,658	627,704	630,943
TUI portfolio acquisition facility	322,414	313,223	270,964
AT revolving credit facility	277,105	291,628	—
Subordinated debt joint ventures partners	87,973	87,568	64,491
Other debt	1,216,056	1,466,613	1,587,033
	$6,562,293	$6,566,163	$6,200,711

(1)          As of September 30, 2011, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, our first quarter Interim Financial Report on Form 6-K filed with the SEC on May 31, 2011 and our second quarter Interim Financial Report on Form 6-K filed with the SEC on August 31, 2011. There have been no material changes to our indebtedness since the filing of those.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

10.       Equity

Movements in equity during the periods presented were as follows:

	Nine months ended September 30, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	135,132	26,168	161,300
Share-based compensation	1,656	—	1,656
Issuance of equity capital	(470)	—	(470)
Capital contributions from non-controlling interests	—	32,375	32,375
Issuance of equity capital Genesis Transaction	372,327	—	372,327
Sale to joint venture partner	2,072	(2,072)	—
End of the period	$1,768,726	$211,794	$1,980,520

	Twelve months ended December 31, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	207,573	29,247	236,820
Share-based compensation	2,842	—	2,842
Issuance of equity capital	785,703	—	785,703
Other comprehensive income	5,005	—	5,005
Capital contributions from non-controlling interests	—	37,988	37,988
Purchase of non-controlling interests	(49,854)	(214,439)	(264,293)
Sale to joint venture partner	2,072	(2,072)	—
End of the period	$2,211,350	$6,047	$2,217,397

	Nine months ended September 30, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	95,836	453	96,289
Share-based compensation	5,711	—	5,711
Repurchase of shares	(60,632)	—	(60,632)
Other comprehensive income	(13,356)	—	(13,356)
Sale to joint venture partner	—	(491)	(491)
End of the period	$2,238,909	$6,009	$2,244,918

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the nine months ending September 30, 2011, 935,000 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plan. At September 30, 2011, there were 1,537,254 share options outstanding at an exercise price of $24.63 per share, 75,000 share options outstanding at an exercise price of $15.03 per share, 650,000 share options outstanding at an exercise price of $2.95 per share and 21,287 share options outstanding at an exercise price of $14.12 per share. At September 30, 2011, 1,406,004 outstanding options were vested and 877,537 options were subject to future time and performance-based vesting criteria. At September 30, 2011 1,760,000 restricted share units were outstanding and were all subject to future time and performance-based vesting criteria. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $1.5 million during the remainder of 2011 and approximately $5.7 million, $5.2 million, $4.8 million and $1.7 million during the years 2012, 2013, 2014 and 2015 respectively.

12.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended September 30, 2010		Three months ended September 30, 2011		Nine months ended September 30, 2010		Nine months ended September 30, 2011
Personnel expenses(1)	$9,429	(1)	11,640	(1)	27,077	(1)	39,561	(1)
Travel expenses	992		1,535		3,368		4,275
Professional services	3,484		3,338		10,571		9,695
Office expenses	1,098		649		2,912		3,120
Directors expenses	1,617		1,471		3,553		4,285
Aircraft management fee	1,426		(344)		4,571		26,700	(2)
Mark-to-market of derivative instruments	(8,522)		11,416		(1,441)		3,874
Other expenses	2,260		2,313		6,587		6,755
	$11,784		$32,018		$57,198		$98,265

(1)           Includes share-based compensation of $411, $1,816, $1,760 and $4,691 in the three and nine months ended September 30, 2010 and 2011, respectively.

(2)           Includes a one-off charge of $24,500 relating to the buy-out of the Genesis portfolio servicing rights in the nine months ended September 30, 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

13.  Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 4,043,541 share options and restricted share units outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended September 30, 2010	Three months ended September 30, 2011	Nine months ended September 30, 2010	Nine months ended September 30, 2011
Net income for the computation of basic and diluted earnings per share	$51,878	$(7,095)	$135,132	$95,836
Weighted average common shares outstanding	119,386,445	147,430,663	107,936,616	148,618,178
Basic and diluted earnings per common share	$0.43	$(0.05)	$1.25	$0.64

14.  Segment information

Reportable Segments

Following the sale of AeroTurbine we manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft. The leasing, financing and sales of engines and parts (“Engine and parts”) is included in this segment as this constitutes an insignificant part of our business after the sale of AeroTurbine.

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, our first quarter Interim Financial Report on Form 6-K filed with the SEC on May 31, 2011 and our second quarter Interim Financial Report on Form 6-K filed with the SEC on August 31, 2011. There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Subsequent events

On August 2, 2011, we entered into an agreement with International Lease Finance Corporation (ILFC) for the sale of our wholly-owned subsidiary AeroTurbine, Inc. The closing of the AeroTurbine transaction was completed on October 7, 2011. The completion of the sale followed receipt of all necessary regulatory approvals and satisfaction of all other closing conditions. We will continue to guarantee until December 14, 2011 latest AeroTurbine’s obligations under its $425 million revolving credit facility, of which $299.2 million was drawn as of September 30, 2011. ILFC will, in turn, provide us with a guarantee of any payments that we may be required to make under the credit facility pursuant to such guarantee until such date. It is expected that AeroTurbine will seek to amend and restate the credit facility in its entirety prior to December 14, 2011.

On August 5, 2011 and September 19, 2011, we announced that AerCap’s Board of Directors approved a share repurchase program. The repurchase program would run through December 30, 2011 and would allow total repurchases of up to $100 million in 2011. In the third quarter through September 30, 2011 we acquired 5,791,504 ordinary shares for a consideration of $60.6 million. On November 2, 2011 we completed the share repurchase program for 2011. In total we acquired 9,402,663 ordinary shares for a consideration of $ 100.0 million. Our outstanding ordinary share capital as per November 2, 2011 is 149,232,426  ordinary shares of which 9,402,663 ordinary shares are held as treasury shares by the company.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

16.  Subsequent events (continued)

On October 24, 2011, we signed a $400 million credit facility to provide long term financing for 12 Boeing 737-800 aircraft. The aircraft will be leased to American Airlines and form part of our previously announced transaction with American Airlines for the purchase and leaseback of up to 35 Boeing 737-800 aircraft of which 2 have been delivered during the third quarter of 2011.

On November 15, 2011, we terminated the leases of two A320 aircraft with one of our lessees, Kingfisher Airlines. The leases were due to expire April 2012. We have already signed new lease agreements with a new lessee for these aircraft.

On July 15, 2011, we entered into a purchase-leaseback arrangement with American Airlines to finance up to 35 Boeing 737-800 Next Generation aircraft scheduled to be delivered to American Airlines. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection. To date we have taken delivery of four new Boeing 737-800 aircraft under the purchase and leaseback contract which are now on lease to American Airlines and separately have leased two more Boeing 737-800 aircraft to American Airlines. Under U.S. Bankruptcy Law, American Airlines has the right to reject these leases; however, we do not expect them to do so. Further, upon commencement of the bankruptcy, our remaining obligations for 31 deliveries under the purchase and leaseback contract automatically terminated, although we do intend to enter into discussions with American Airlines to try to reach agreement on terms and conditions pursuant to which we can continue to finance remaining aircraft.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of September 30, 2011, we owned and managed 306 aircraft. We owned 258 aircraft and managed 48 aircraft. As of September 30, 2011, we leased these aircraft to 109 commercial airlines and cargo operator customers in 52 countries. As of September 30, 2011, we also had five new Airbus A320 family narrow-body aircraft, five new Airbus A330 wide-body aircraft, 15 new Boeing 737-800 aircraft (consisting of ten firm aircraft and five purchase rights) on order and signed an agreement to purchase two new A320 family aircraft from a third party. On July 15, 2011 we entered into a purchase-leaseback arrangement with American Airlines to finance up to 35 Boeing 737-800 aircraft, two of which were acquired during the third quarter 2011. In addition we have also signed contracts for the sale of seven aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 359 aircraft as of September 30, 2011. As of September 30, 2011, we also owned eight engines.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	Purchase / (sale) contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	10.2%	—	—	—	30
Airbus A320	104	37.7%	9	5	2	120
Airbus A321	20	7.4%	2	—	—	22
Airbus A330	23	22.6%	4	5	—	32
Boeing 737Classics	14	1.1%	26	—	(4)	36
Boeing 737NGs	45	15.7%	—	48	—	93
Boeing 747	2	1.0%	—	—	—	2
Boeing 757	4	0.6%	1	—	(3)	2
Boeing 767	4	1.8%	2	—	—	6
Boeing 777	—	0.0%	2	—	—	2
CRJ-705	—	0.0%	1	—	—	1
CRJ-900	4	0.9%	—	—	—	4
MD-11 Freighter	1	0.3%	1	—	—	2
MD 83	4	0.1%	—	—	—	4
ERJ170-100	2	0.3%	—	—	—	2
Total	258	100.0%	48	58	(5)	359

The portfolio information excludes all engines and aircraft owned by AeroTurbine at September 30, 2011.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, our first quarter Interim Financial Report on Form 6-K filed with the SEC on May 31, 2011 and our second quarter Interim Financial Report on Form 6-K filed with the SEC on August 31, 2011.

Comparative Results of Operations

	Nine months ended September 30,
	2010	2011
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$647,824	$787,339
Sales revenue	591,925	100,865
Management fee revenue	8,918	14,874
Interest revenue	3,377	1,849
Other revenue	3,827	4,249
Total Revenues	1,255,871	909,176
Expenses
Depreciation	220,991	271,378
Asset impairment	5,482	11,583
Cost of goods sold	555,524	91,706
Interest on debt	197,375	229,691
Operating lease in costs	9,271	9,057
Leasing expenses	32,666	43,258
Provision for doubtful notes and accounts receivable	—	2,311
Selling, general and administrative expenses	57,198	98,265
Total Expenses	1,078,507	757,249
Income from continuing operations before income taxes	177,364	151,927
Provision for income taxes	(15,877)	(10,086)
Net income of investments accounted for under the equity method	2,313	8,511
Loss from discontinued operations (including loss on disposal), net of tax	(2,774)	(54,063)
Bargain purchase gain, net of transaction expenses	274	—
Net Income	$161,300	$96,289
Net income attributable to non-controlling interest	(26,168)	(453)
Net Income attributable to AerCap Holdings N.V.	$135,132	$95,836
Basic and diluted earnings per share	$1.25	$0.64
Weighted average shares outstanding, basic and diluted	107,936,616	148,618,178

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

Revenues. The principal categories of our revenue and their variances were:

	Nine months ended September 30, 2010	Nine months ended September 30, 2011	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$605.1	$714.1	$109.0	18.0%
Maintenance rents and other receipts	42.8	73.3	30.5	71.3%
Sales revenue	591.9	100.9	(491.0)	(83.0)%
Management fee revenue	8.9	14.9	6.0	67.4%
Interest revenue	3.4	1.8	(1.6)	(47.1)%
Other revenue	3.8	4.2	0.4	10.5%
Total	$1,255.9	$909.2	$(346.7)	(27.6)%

•                  Basic rents increased by $109.0 million, or 18.0%, to $714.1 million in the nine months ended September 30, 2011 from $605.1 million in the nine months ended September 30, 2010. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2010 and September 30, 2011 of 121 aircraft for lease with an aggregate net book value of $4.7 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 26 aircraft, during such period, with an aggregate net book value of $1.0 billion at the date of sale. The net increase in our aircraft portfolio (including those acquired through the Genesis Transaction) resulted in an $111.4 million increase in basic rents in the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010.

reduced by

•                 a decrease of $1.1 million in basic rents from our engine lease activities in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

•                 a decrease in basic rents of $1.2 million in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 as a result of airline defaults which occurred in the year ended December 31, 2010.

•                 Maintenance rents and other receipts increased by $30.5 million, or 71.3%, to $73.3 million in the nine months ended September 30, 2011 from $42.8 million in the nine months ended September 30, 2010. The increase was partially attributable to a $7.5 million increase in maintenance revenue as a result of airline defaults. The remaining $23.0 million increase in maintenance revenue related to a $14.5 million increase in end-of-lease payments and a $8.5 million increase due to the early lease termination of two A319 aircraft. The early termination of the two A319 aircraft also resulted in corresponding leasing expenses of $8.6 million in the nine months ended September 30, 2011.

•                  Sales revenue decreased by $491.0 million, or 83.0%, to $100.9 million in the nine months ended September 30, 2011 from $591.9 million in the nine months ended September 30, 2010. In the nine months ended September 30, 2011, we sold four older A320 aircraft, one older Boeing 737 aircraft, three older Boeing 757 aircraft and one older MD-82 aircraft, whereas in the nine months ended September 30, 2010, we sold six new A320 aircraft, two older A320 aircraft, four new A330 aircraft, two older Boeing 757 aircraft and one older Boeing 767 aircraft.

•                  Management fee revenue increased by $6.0 million, or 67.4%, to $14.9 million in the nine months ended September 30, 2011 from $8.9 million in the nine months ended September 30, 2010. The increase was mainly attributable to the servicing of the joint venture with Waha, which we entered into on November 11, 2010.

•                  Interest revenue decreased by $1.6 million, or 47.1%, to $1.8 million in the nine months ended September 30, 2011 from $3.4 million in the nine months ended September 30, 2010. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $1.7 million interest income in the nine months ended September 30, 2010.

•                  Other revenue increased by $0.4 million, or 10.5%, to $4.2 million in the nine months ended September 30, 2011 from $3.8 million in the nine months ended September 30, 2010. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation increased by $50.4 million, or 22.8%, to $271.4 million in the nine months ended September 30, 2011 from $221.0 million in the nine months ended September 30, 2010, due primarily to the acquisition of 121 new aircraft between January 1, 2010 and September 30, 2011 with a book value at the time of the acquisition of $4.7 billion. The increase was partially offset by the sale of 26 aircraft between January 1, 2010 and September 30, 2011, with a book value at the time of sale of $1.0 billion.

Asset Impairment. In the nine months ended September 30, 2011, we recognized an aggregated impairment charge of $11.6 million. The impairment related to three older A320 aircraft, one older Boeing 737 aircraft and two engines. The impairment was triggered by adverse market conditions for older fuel-inefficient aircraft that have negatively affected the useful lives and residual values for such aircraft. The impairment also triggered the release of maintenance reserves and deposits of $1.3 million in the nine months ended September 30, 2011.

Cost of Goods Sold. Cost of goods sold decreased by $463.8 million, or 83.5%, to $91.7 million in the nine months ended September 30, 2011 from $555.5 million in the nine months ended September 30, 2010. The decrease in cost of goods sold is the result of the decrease in aircraft sales.

Interest on Debt. Our interest on debt increased by $32.3 million, or 16.4%, to $229.7 million in the nine months ended September 30, 2011 from $197.4 million in the nine months ended September 30, 2010. The majority of the increase in interest on debt was caused by:

•                  an increase in the average outstanding debt balance to $6.3 billion in the nine months ended September 30, 2011 from $5.6 billion in the nine months ended September 30, 2010, resulting in a $18.1 million increase in our interest on debt;

•                  an increase in our average cost of debt, excluding the effect of mark-to-market movements, to 3.6% in the nine months ended September 30, 2011 from 3.4% in the nine months ended September 30, 2010. The increase in our average cost of debt is primarily the result of the closing of the Genesis Transaction and the use of fixed rate interest debt, which resulted in a $7.6 million increase in our interest on debt.

•                  an increase in the non-cash recognition of mark-to-market charges on derivatives of $6.9 million to a $54.1 million charge in the nine months ended September 30, 2011 from a $47.2 million charge in the nine months ended September 30, 2010;

Other Operating Expenses. The principal categories of our other operating expenses and their variances were as follows:

	Nine months ended September 30, 2010	Nine months ended September 30, 2011	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$9.3	$9.1	$(0.2)	(2.2)%
Leasing expenses	32.7	43.3	10.6	32.4%
Provision for doubtful notes and accounts receivable	—	2.3	2.3	—
Total	$42.0	$54.7	$12.7	30.2%

Our operating lease-in costs did not materially change in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

Our leasing expenses increased by $10.6 million in the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010. The increase is primarily due to an increase in expenses related to airline defaults between the two periods. We recognized expenses of $14.9 million related to airline defaults in the nine months ended September 30, 2011, which expenses were incurred as a result of airline defaults which occurred in 2010 and 2011. In the nine months ended September 30, 2010, we recognized expenses of $1.5 million as a result of airline defaults.

Our provision for doubtful notes and accounts receivable increased by $2.3 million in the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010. The increase was primarily caused by the default of one of our lessees in the nine months period ended September 30, 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $41.1 million, or 71.9%, to $98.3 million in the nine months ended September 30, 2011 from $57.2 million in the nine months ended September 30, 2010. The increase was primarily caused by a $4.1 million increase in termination and severance payments, a $2.9 million increase in share based compensation, a $5.3 million increase in the mark-to-market of foreign currency hedges, foreign currency cash balances and other derivatives and a $24.5 million one-off charge relating to the buy-out of the Genesis portfolio servicing rights. The buy-out will generate savings of approximately $6.0 million per annum.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes decreased by $25.4 million, or 14.3%, to $151.9 million in the nine months ended September 30, 2011 from $177.4 million in the nine months ended September 30, 2010.

Provision for Income Taxes. Our provision for income taxes decreased by $5.8 million or 36.5% to $10.1 million in the nine months ended September 30, 2011 from $15.9 million in the nine months ended September 30, 2010. Our effective tax rate for the nine months ended September 30, 2011 was 6.6% compared to 8.9% for the nine months ended September 30, 2010. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net income of investments accounted for under the equity method. Our net income of investments accounted for under the equity method increased by $6.2 million or 269.6% to $8.5 million in the nine months ended September 30, 2011 from $2.3 million in the nine months ended September 30, 2010. The increase is a result of the acquisition of our 40% interest in a joint venture with Waha as part of the Waha transaction which closed on November 11, 2010.

Loss from discontinued operations (including loss on disposal), net of tax. Our loss from discontinued operations net of tax increased by $51.3 million or 1,832.1% to $54.1 million in the nine months ended September 30, 2011 from $2.8 million in the nine months ended September 30, 2010. The increase is a result of the agreement with ILFC that was signed on August 3, 2011 to sell our wholly-owned subsidiary AeroTurbine.

Non-controlling interest, net of tax. Our non-controlling interest net of tax decreased by $25.7 million to $0.5 million net income attributable to non-controlling interests in the nine months ended September 30, 2011 from $26.2 million net income attributable to non-controlling interests in the nine months ended September 30, 2010, due primarily to the repurchase of Waha’s 50% equity interest in AerVenture as part of the Waha transaction, which closed on November 11, 2010.

Net Income attributable to AerCap Holdings N.V. For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $39.3 million, or 29.1%, to $95.8 million in the nine months ended September 30, 2011 from $135.1 million in the nine months ended September 30, 2010.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2011 was $485.0 million, including restricted cash of $210.6 million, and our operating cash flow was $436.8 million for the nine months ended September 30, 2011. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I and ALS II and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at September 30, 2011 were approximately $0.6 billion. Our debt balance at September 30, 2011 was $6.2 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the nine months ended September 30, 2011, was 3.6%. Our debt to equity ratio was 2.8 to 1 as of September 30, 2011.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of September 30, 2011, we had 25 aircraft under forward purchase commitments (including five Boeing 737 purchase rights), 33 aircraft under a purchase-leaseback arrangement with American Airlines and two aircraft under a purchase contract. As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the Nine months ended September 30, 2010 and 2011:

	Nine months ended September 30, 2010	Nine months ended September 30, 2011
	(US dollars in millions)
Net cash flow provided by operating activities	$462.9	$436.8
Net cash flow used in investing activities	(1,280.7)	(592.3)
Net cash flow provided by financing activities	920.7	56.6

Nine months ended September 30, 2011 compared to Nine months ended September 30, 2010.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities decreased by $26.1 million, or 5.6%, to $436.8 million for the nine months ended September 30, 2011 from $462.9 million for the nine months ended September 30, 2010 primarily due to $24.5 million in relation to the buy-out of the Genesis portfolio servicing rights. Cash flows provided by operating activities from discontinued operations was $19.6 million for the nine months ended September 30, 2011.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $688.4 million, or 53.8%, to $592.3.0 million for the nine months ended September 30, 2011 from $1,280.7 million for the nine months ended September 30, 2010. The decreased use of cash was primarily due to a decrease of $1,114.8 million in aircraft purchase activity (including intangible lease premiums) along with $77.5 million decrease in pre-delivery payments. In addition, the use of cash decreased as a result of a $72.6 million increase in the movement in restricted cash. The decrease in cash flows used in investing activities was partially offset by a $477.8 million decrease in asset sale proceeds along with a $103.7 million decrease in our cash flow used in investing activities as a result of the closing of the Genesis Transaction in the nine month period ended September 30, 2010. Cash flows used in investing activities from discontinued operations was $32.7 million for the nine months ended September 30, 2011.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $864.2 million, or 93.9%, to $56.6 million for the nine months ended September 30, 2011 from $920.7 million for the nine months ended September 30, 2010. This decrease in cash flows provided by financing activities was due to a decrease of $745.7 million in new financing proceeds, net of repayments and debt issuance costs resulting primarily from the decrease in aircraft purchase activity, a decrease of $25.4 million of net receipt of maintenance and security deposits, a $60.6 million use of cash for share repurchases and a decrease of $32.4 million in the capital contributions from non-controlling interests in the nine months ended September 30, 2011, as compared to the nine months ended September 30, 2010. Cash flows provided by financing activities from discontinued operations was $16.0 million for the nine months ended September 30, 2011.

Indebtedness

As of September 30, 2011, our outstanding indebtedness totaled $6.2 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at September 30, 2011:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Final stated Maturity

ECA-guaranteed financings	44 aircraft	$2,048,782	$1,700,071	$348,711	2023
ALS I debt	55 aircraft	690,912	690,912	—	2032
ALS II debt	30 aircraft	723,570	723,570	—	2038
Revolving credit facility	20 aircraft	775,000	532,727	242,273	2016
GFL securitization debt	39 aircraft	630,943	630,943	—	2032
TUI portfolio acquisition facility	15 aircraft	270,964	270,964	—	2015
Subordinated debt joint ventures partners*	—	64,491	64,491	—	2022
Other debt	54 aircraft and 8 engines	1,622,834	1,587,033	35,801	2023
Total		$6,827,496	$6,200,711	$626,785

*                                         Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of September 30, 2011:

	10/01/2011- 12/31/2012	2013	2014	Thereafter
	(US dollars in thousands)
Debt (1)	$1,144,681	$847,173	$871,619	$4,076,598
Purchase obligations (2)	1,028,307	892,105	297,955	321,169
Operating leases (3)	22,741	1,228	934	2,297
Derivative obligations	20,840	7,364	4,107	601
Total	$2,216,569	1,747,870	1,174,615	4,400,665

(1)          Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of September 30, 2011, which were 0.24% and 0.37%, respectively.

(2)          Includes five new A330 wide-body aircraft, five new A320 family aircraft and ten Boeing 737-800 aircraft on order. It also includes the remaining 33 American Airlines purchase-leaseback Boeing 737-800 Next Generation aircraft and two new A320 family aircraft to be purchased from a third party.

(3)          Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, Singapore, Shanghai, China, Abu Dhabi, and Shannon, Ireland.

The table below provides information as of September 30, 2011 regarding our debt and interest obligations per facility type:

	10/01/2011- 12/31/2012	2013	2014	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$40,018	$1,828	$—	$—
Debt facilities with non-scheduled amortization (2)	533,153	414,172	416,377	1,561,570
Other facilities	571,510	431,173	455,242	2,515,028
Total	$1,144,681	$847,173	$871,619	$4,076,598

(1)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)          Represents management estimates. Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of September 30, 2011:

	10/01/2011- 12/31/2012	2013	2014	Thereafter
	(US dollars in thousands)
Capital expenditures	$984,058	$835,980	$209,250	$303,281
Pre-delivery payments	44,249	56,125	88,705	$17,888
Total	$1,028,307	$892,105	$297,955	$321,169

As of September 30, 2011, we expect to make capital expenditures related to the purchase of five A330 aircraft, seven A320 aircraft, 43 Boeing 737-800 aircraft through the balance of 2011 through 2015. As we implement our growth strategy and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of September 30, 2011, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2011 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these four aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into three joint ventures, AerDragon (25%), AerData (43%) and a 40% joint venture with Waha (AerLift), which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, our first quarter Interim Financial Report on Form 6-K filed with the SEC on May 31, 2011 and our second quarter Interim Financial Report on Form 6-K filed with the SEC on August 31, 2011.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of September 30, 2011 regarding our debt and finance lease obligations and their related interest rate exposure:

	2011 (10/01/2011- 12/31/2011)	2012	2013	2014	2015
	(US dollars in thousands)
Average fixed rate debt outstanding	$1,850,694	$1,754,356	$1,608,414	$1,440,576	$1,180,737
Average floating rate debt outstanding	4,264,807	3,879,788	3,271,306	2,702,676	2,039,858
Fixed rate interest obligations	21,702	83,545	78,592	72,632	53,963
Floating rate interest obligations (1)	18,837	68,964	62,104	55,431	45,967

(1)          Based on one-month LIBOR and three-month LIBOR as of September 30, 2011, which were 0.19% and 0.25% respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of September 30, 2011 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$3,225	$2,925	$2,300	$1,629	$1,386	$993	$150	$23.7
Weighted average strike rate	3.15%	2.89%	2.40%	3.38%	3.48%	3.72%	4.28%

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$897	$720	$509	$233	$31	$—	$—	$(23.6)
Weighted average strike rate	4.66%	1.55%	1.31%	1.48%	2.23%	—%	—%

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$141	$107	$70	$45	$27	$—	$—	$(6.8)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	—%	—%

The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of September 30, 2011, all of our aircraft leases and all of our engine leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the nine months ended September 30, 2011, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $47.7 million in U.S. dollar equivalents and represented 48.5% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, our first quarter Interim Financial Report on Form 6-K filed with the SEC on May 31, 2011 and our second quarter Interim Financial Report on Form 6-K filed with the SEC on August 31, 2011.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Removed and Reserved

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.